Mail Stop 6010

January 2, 2008

Cameron Reid
Chief Executive Officer
Interpharm Holdings, Inc.
75 Adams Avenue
Hauppauge, New York 11788

      Re: Interpharm Holdings, Inc.
               Preliminary Information Statement on Schedule 14C
               Filed December 26, 2007
               File No. 1-15981

Dear Mr. Reid:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your information statement to describe how you plan to use the $8,000,000 that you received from the sale of notes on November 7, 2007 and November 14, 2007.

2. Item 13 of Schedule 14A requires that certain information be furnished in your information statement. If you are not S-3 eligible, that information may be incorporated by reference into your information statement if the information statement identifies on the last page the information incorporated by reference and a copy of your annual report or previously-filed statement or report containing that information so incorporated is delivered together with the information statement. Please revise your information statement to disclose the information required by Item 13 of Schedule 14A or, if you are incorporating that information by reference, please revise the last page of your filing to identify the information incorporated by reference and confirm that you will be delivering a copy of the report containing such information together with the information statement.

Security Ownership of Certain Beneficial Owners and Management

3. The beneficial ownership information for All Directors and Officers as a Group as of December 21, 2007 does not appear to include the holdings of Perry Sutaria, who was appointed as a director of the company on December 18, 2007. Please revise the beneficial ownership information for All Directors and Officers as a Group to include Mr. Sutaria's holdings.

Compensation of Directors and Executive Officers

4. Please revise your information statement to include the compensation discussion and analysis disclosure required by Item 402(b) of Regulation S-K.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Darren Ofsink
        Guzov Ofsink, LLC
        600 Madison Avenue, 14th Floor
        New York, New York 10022